August 21, 2012

VIA EDGAR AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	GeoResources, Inc.
Request to Withdraw Registration Statement on Form S-3
(File Number 333-178710)

Ladies & Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Halcón Geo Holdings, LLC, a Delaware limited liability company (“Halcón”), as successor by merger to GeoResources, Inc. (the “Registrant”), hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, the above-referenced registration statement on Form S-3 (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011.

On August 1, 2012, the Registrant was merged with and into Halcón pursuant to an Agreement and Plan of Merger dated April 24, 2012, as amended. As a result of the merger, the separate existence of the Registrant ceased and Halcón became the successor entity to the Registrant.

To date, no securities have been offered or sold pursuant to the Registration Statement and Halcón, as successor to Registrant, does not intend to offer or sell any securities under such Registration Statement. Halcón further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Halcón Resources Corporation (CIK#: 0001282648), the parent company of Halcón, for future use.

1000 Louisiana, Suite 6700 • Houston, TX 77002

Phone: 832.538.0300

United States Securities and Exchange Commission

August 21, 2012

Should you have any questions, or require any additional information, please do not hesitate to contact William T. Heller IV of Thompson & Knight LLP, counsel to Halcón Resources Corporation, at (713) 951-5807.

Sincerely, Halcón Geo Holdings, LLC (as successor to GeoResources, Inc.)

By:	/s/ David S. Elkouri
David S. Elkouri Executive Vice President and General Counsel

cc: William T. Heller IV [Thompson & Knight LLP]

1000 Louisiana, Suite 6700 • Houston, TX 77002

Phone: 832.538.0300